

March 27, 2014

<u>Via E-mail</u>
Jason Morgan
Chief Financial Officer
Zoe's Kitchen, Inc.
5700 Granite Parkway
Granite Park Building #2, Suite 455
Plano, TX 75024

> **Re: Zoe's Kitchen, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed March 24, 2014**
> **File No. 333-194457**

Dear Mr. Morgan:

We have reviewed your response to our prior comment letter to you dated March 20, 2014 and have the following additional comments.

The Offering, page 10

1. We note from your revised disclosures in response to our prior comment 4 you intend to issue stock options to certain officers, directors, employees and consultants in connection with this offering and that half will vest immediately upon completion of this offering. In this regard, as previously requested in comment 38 of our letter dated January 24, 2014, please revise MD&A to disclose the amount of compensation cost that will be recognized from the issuance of such stock options at the time of your initial public offering. Furthermore, in addition to disclosing the nature and terms, your revised disclosure should include the assumptions used in determining the fair value of such stock options. Please provide us with your calculation of the amount recognized.

Critical Accounting Policies and Estimates, page 68

Equity-based Compensation, page 71

2. For equity-based awards granted in 2012 and subsequent periods that will be converted to restricted shares upon completion of this offering, please disclose the amount of compensation expense that will be recognized immediately at the time of the initial public offering and the term (i.e. vesting) over which the remainder is expected to be recognized. As previously requested in comment 36 of our letter dated January 24, 2014, please provide us with your calculation of the amount to be recognized.

Exhibit 10.2

3. We note your response to our prior comment 6 and reissue. Please file all of the schedules and exhibits to this agreement.

Exhibit 10.6

4. There are two exhibits marked Exhibit D attached to this agreement and no Exhibit C. Please revise or advise.

Exhibit 10.8

5. Please file Exhibit C to this agreement.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Joshua N. Korff, Esq.